UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DCFC Holdings, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Michigan

Date of organization
January 1, 2015

Physical address of issuer
3401 E. Lafayette, Detroit, MI 48216

Website of issuer
https://www.detcityfc.com

Current number of employees
70

Summary financial information is provided below for the most recent fiscal year ended December 31, 2025.

	Most recent fiscal year-end December 31, 2025
Total Assets	$36,046,656
Cash & Cash Equivalents	$7,243,531
Accounts Receivable	$809,151
Short-term Debt	$0
Long-term Debt	$14,904,957
Revenues/Sales	$5,737,025
Cost of Goods Sold	$1,433,486
Taxes Paid	$0
Net Income	$(5,320,159)


April 30, 2026

FORM C-AR

DCFC HOLDINGS, LLC



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2025


This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by DCFC Holdings, LLC, a Michigan limited liability company (the "***Company***," as well as references to "***we***," "***us***," or "***our***") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("***SEC***"), pursuant to Regulation Crowdfunding ("***Regulation CF***") under the Securities Act of 1933, as amended (the "***Securities Act***"), for the fiscal year ended December 31, 2025.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at https://www.detcityfc.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by: 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; 2) filing one annual report pursuant to Regulation CF and having fewer than 300 holders of record; 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000; 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party; or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 30, 2026.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

TABLE OF CONTENTS

SUMMARY 7

DIRECTORS, OFFICERS AND EMPLOYEES 8

    Managers and Officers 8
    Indemnification 8

BUSINESS AND BUSINESS PLAN 9

    Description of the Business and Anticipated Business Plan 9
    History of the Business 9
    Products and Services 9
    Competition 10
    Customer Base 10
    Intellectual Property 11
    Governmental/Regulatory Approval and Compliance 11

CAPITALIZATION AND OWNERSHIP 12

RISK FACTORS 14

    Risks Related to the Company's Business and Industry, Its Plans and
        Operations 14
    Risks Related to Regulation Crowdfunding and the Securities 24

INDEBTEDNESS 25

PAST EXEMPT OFFERINGS OF THE COMPANY 27

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
.... 27

    Related Person Transactions 27
    Conflicts of Interest 28

FINANCIAL INFORMATION 29

    Historical Results of Operations 29
    Liquidity and Capital Resources 29
    Material Changes, Trends, and Uncertainties 29
    Restrictions on Transfer 30

COMPLIANCE WITH REPORTING OBLIGATIONS 30

EXHIBITS 33

    Exhibit A 33
    Financial Statements 33

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

DCFC Holdings, LLC, referred to herein as the "Company," as well as references to "we," "us," or "our", is a Michigan limited liability company that was formed on January 1, 2015.

The Company is located at 3401 E. Lafayette, Detroit, MI 48216.

The Company's website is https://www.detcityfc.com/.

The information available on or through our website is not a part of this Form C-AR.

The Company owns and operates Detroit City Football Club (the "*Team*," the "*Club*," or "*Detroit City Football Club*"), a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company manages and licenses its trademark portfolio associated with the Team. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers and Officers

The managers of the board of managers (the "***Board***") and officers of the Company are listed below along with: (i) all positions and offices currently held by each such individual at the Company; (ii) for each Board member who is not an officer of the Company, the principal occupation and employment during the past three years; and (iii) for each officer of the Company, any other occupations or employment held during the last three years (if applicable).

Sean Mann, Manager and Chief Executive Officer (2011–Present)

Alexander Wright, Manager and Chief Creative Officer (2011–Present)

Todd Kropp, Manager and Chief Operating Officer (2011–Present)

David Dwaihy, Manager and Chief of Soccer Development (2011–Present)

Upper School Math Teacher, University Liggett School (Sept. 2002–Oct. 2025)

Matthew Schrecengost, Manager (2021–Present)

Chief Operation Officer, Jump Trading LLC (May 2001–Present)

Joseph Richert, Manager (2015–Present)

Chairman, Special Tree Rehabilitation System (2021–Present)
President and Chief Executive Officer, Special Tree Rehabilitation System (1978–Present)

John Dwan, Manager (2025–Present)

Co-Head of US Natural Gas Liquids, Marex Group plc (October 2017 – Present)

Andrew Flynn, Chief Revenue Officer (2025–Present)

Vice President, Ticket Sales and Service, Austin FC (Jan. 2022–Jul. 2025)

Bill Leonard, Chief Financial Officer (Feb. 2026–Present)

Vice President Finance & Administration, Dietz Property Group (Jan. 2021 – Feb. 2026)

Indemnification

Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS AND BUSINESS PLAN

Description of the Business and Anticipated Business Plan

The Company owns and operates the Team, a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

The Company plans to continue growing its professional soccer operations, recreational leagues, merchandise sales, and cooperate partnerships. The Company is also pursuing the development of a new soccer stadium and surrounding business district in Detroit, Michigan (the "***New Stadium Project***"), which it expects will significantly expand capacity, enhance the fan experience, and generate additional revenue streams. See "Risk Factors" for additional detail about the New Stadium Project.

History of the Business

Detroit City Football Club was founded in 2012 as an amateur soccer team in Detroit, Michigan. Over the years, the Team has progressed to professional status, playing in the USL Championship league, the Division II league in the U.S. Soccer hierarchy. The Club motto, Passion for Our City, Passion for the Game, evokes the three ideas the grassroots organization was built upon: to satisfy the demand for soccer in Detroit, represent the city in a positive light, and build community through "the beautiful game."

Products and Services

Product / Service	Description	Current Market
Ticket Sales	The core driver of all revenue for the organization is in-person attendance through ticket sales. Keyworth Stadium allows the Club to sell up to 7,231 tickets per game.	In 2025, the Club offered a variety of ticketing options, with prices reflecting the increased demand and competitive nature of the USL Championship. Single-game tickets ranged from $15 to $90, depending on the seating location. The Club also offered season ticket memberships with tiered pricing, providing fans with a more affordable option and a guaranteed seat for all home matches. These changes have not only bolstered our financial health but also placed us on a more competitive footing within the league.
Corporate Partnership Revenue	Partnerships with other business entities looking to engage the Club's fanbase is one of the key sources of revenue for the Club. This engagement primarily takes place through in-stadium	The move to USL Championship brought greater exposure to the Club's sponsorship assets, increasing their value. However, most sponsorships were sold in Fall 2021 prior to the change in leagues, meaning they were

Product / Service	Description	Current Market
	activations, television broadcasts, and social media.	undervalued given the increased exposure.
Merchandise Sales	The Company offers a range of team apparel and branded accessories.	For the 2025 season, the Company sold team merchandise at its retail shop at City Fieldhouse, at all home matches, through its online store, and the retail store in Downtown Detroit on Capitol Park. The Club saw an 11.8% decrease in gross merchandise sales in 2025 due to having 4 fewer matches than in 2024.
Youth and Recreational Soccer	The Detroit City Futbol League is the adult coed recreational soccer league and is a subsidiary of the Company. In addition, the Company has partnered with four youth soccer organizations who participate as youth affiliates.	The Company saw its recreational and youth soccer programs in 2025 meet and exceed pre-pandemic levels. The Company continues to look at opportunities for expanding its footprint in southeastern Michigan through additional partnerships with like-minded youth soccer organizations.

Competition

Given that the Team's season overlaps with Major League Baseball, the National Basketball Association, and to a limited extent, the National Football League and the National Hockey League, the Company's primary competitors for viewers and ticket purchasers are the other professional sporting organizations in Michigan. Through its agreement with the USL Championship, the Team has an exclusive territory located in Southeastern Michigan, which prevents other Division II soccer teams in the USL system from competing for the Team's principal fan base.

Customer Base

The Company's customer base is one of the most passionate and loyal in all of U.S. professional sports. The Team's matches are often near capacity crowds, and the stands are filled with passionate supporters. The Team's matches are televised across the State of Michigan, as well as nationally on ESPN+, and the market share for these televised matches has increased dramatically.

Intellectual Property

Trademarks:

Application or Registration #	Goods / Services	Mark	Registration Date	Country
4745317	Classes: 6, 21, 25 & 41	**DETROIT CITY FC**	5/26/2015	United States
4745316	Classes: 25 & 41	**DETROIT CITY FOOTBALL CLUB**	5/26/2015	United States
4815673	Classes: 25 & 41	**DCFC**	9/22/2015	United States
4599946	Class: 16		9/9/2014	United States

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Alcohol sales at games	Michigan Liquor Control Commission	License	one-day non-profit licenses on match by match basis	April 2021
Fire Inspection	City of Hamtramck	Inspection	N/A	April 2021

CAPITALIZATION AND OWNERSHIP

The Company has two classes of membership units: Class A Membership Units and Class B Membership Units. As of January 1, 2026, the Company had 162,023 Class A Membership Units and 50,393 Class B Membership Units issued and outstanding, for a total of 212,416 Membership Units.

Class A Membership Units carry full voting rights, including the right to elect the Board and approve all major Company decisions. As of January 1, 2026, H Block, LLC ("*H Block*") beneficially owned 34.59% of all outstanding Class A Membership Units, calculated on the basis of voting power, and was the only beneficial owner of more than 20 percent of the Company's outstanding voting equity securities. In addition, Corktown Capital Group, LLC ("*Corktown*"), a Class A Member, has the right to appoint a member of the Board for so long as it meets specified ownership thresholds set forth in the Sixth Amended and Restated Operating Agreement of DCFC Holdings, LLC (the "*Operating Agreement*"), and its consent is required to amend, modify, or waive such rights.

Class B Membership Units carry no voting rights and no right to participate in management; however, any amendment to the Operating Agreement that adversely affects Class B Membership Units or the rights of a Class B Member requires such Class B Member's written consent.

The Class B Membership Units offered in prior offerings were valued at a price per unit determined by the Board based on the Company's enterprise value, indebtedness, and business prospects. There is no public trading market for the Company's securities, and future valuations may be determined by the Board using methods it deems appropriate, including revenue multiples, net asset value, or independent appraisal. As minority, non-voting owners, Class B Members bear the risk that Class A Members may, without Class B consent, authorize additional unit issuances that dilute their economic interest, approve a sale of the Company, repurchase units, or enter into related-party transactions. See "Risk Factors" for a more detailed discussion of risks associated with minority ownership.

Class B Membership Units sold pursuant to Regulation CF offering are: (i) held by XX Investments, LLC as the sole record holder in its custodial capacity for investors; (ii) beneficially owned by the investors, who retain the economic interests for such units; and (iii) subject to a one-year restriction on transfer.

Neither Class A Membership Units nor Class B Membership Units have anti-dilution rights. Both Class A Membership Units and Class B Membership Units are entitled to distributions if and when declared by the Board. The terms of Class A Membership Units or Class B Membership Units may be modified by an amendment to the Operating Agreement of the Company, which generally requires the approval of a majority of the Class A Members and the Board.

In addition to outstanding membership units, the Company has dilutive securities outstanding as of January 1, 2026. The Company has issued warrants entitling Corktown to purchase up to an aggregate of 15,460 additional Class A Membership Units, with exercise periods expiring at various dates through December 31, 2027. If exercised in full, these warrants would increase the total outstanding Class A Membership Units and dilute existing Members' percentage interests. The Company also has outstanding promissory notes that are convertible into Class

B Membership Units. If converted, these notes would increase the total outstanding Class B Membership Units and dilute existing Members' percentage interests.

RISK FACTORS

Risks Related to the Company's Business and Industry, Its Plans and Operations

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our programs or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience and talent to attract ticket sales, merchandise, and additional sponsorships.

Recruiting and retaining highly qualified personnel and players is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, the team could not be as competitive, and we could lose customers and sales, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Additionally, a significant component of the Company's operations correlates to the quality of players attached to the Team. The Team will likely perform better if it is made up of high quality players. If the Team performs well, this will likely result in more revenue for the Company stemming from ticket sales, merchandise and additional sponsorships.

Injuries incurred by players could negatively impact the Team's performance and the Company's revenue; injuries incurred by the Team's patrons could negatively impact the Company's reputation.

Player injuries are a risk taken on by all professional sports teams and the Team's players are not immune. If a member of the Team is injured, it may weaken the performance of the Team as a whole and detract from game day attendance and correspondingly revenue for the Company. An additional risk specific to the Company also applies to the fans attending the Team's games. Game attendees are often exuberant fans and show their support for the Team in ways that may unintentionally cause injury to other patrons. This could lead to liability claims, which in turn could harm the Company's reputation and be costly.

The Company faces intense direct and indirect competition from other sports venues and recreational venues located in Detroit; increased competition in these areas could have a negative impact on the Company's performance.

The sports and entertainment industry is highly competitive. There are a great number of businesses in the Detroit metropolitan area that compete directly and indirectly with the

Company, including bars, restaurants, and professional, collegiate, and amateur sports teams. Many of these entities are larger and have significantly greater financial resources than does the Company. These businesses along with other entertainment establishments, including bowling, billiards, and other recreational activities may draw from the same crowd as the Company does. In addition to this existing competition, the Company may face additional competition in the future, which may have an adverse effect on the profitability of the Company.

Forward-looking projections regarding Company operations and performance may not materialize into actual Company performance and results.

The projected results of the Company's business operations as reflected in the Form C filed in 2020 are based upon certain assumptions and estimates made by the Company. Actual future financial performance and operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

The Company does not have "key person" insurance, and the loss of any of the key people could have a negative impact on the Company.

The success of the Company is dependent on the creative vision of the owners and the creative efforts of a limited number of key people. The Company has not purchased "key person" insurance on any individual. The Company has also not made any arrangements to replace any individual in the event of death or disability. The loss of an owner or key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our branding, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and a diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brand. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our offerings, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition, and results of operations could be adversely affected.

The unknown future of the economy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed in this Form C-AR.

The Company relies on key personnel.

The Company's success depends substantially on the efforts of the Board. The Company does not have an established plan to replace these persons in the case of death or disability, although this risk is mitigated to some extent by the skills and experiences of the other members of the Board. The Company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any key personnel or the Company's inability to recruit, train, and retain qualified staff may have a material adverse effect on the Company's business and financial condition.

The control of the Company and all of its operations are, and will remain, solely with its Board and Class A Members, and investors have no voting rights.

Investors must rely upon the judgment and skills of such persons. Purchasers of the securities will have no vote and no control over the management and affairs of the Company. As investors in the offering conducted by the Company in 2021 pursuant to Regulation CF (the "*2021 Offering*") only purchased Class B Units, which have no voting rights, investors must rely on members holding Class A Units (i) to elect qualified managers; and (ii) rely on the Board to make strategic and operational decisions that will enable the Company to succeed.

An investment in the Company's securities has limited liquidity, and there is no public market for such securities.

There is no public market for the Company's securities. As a result, investors should purchase the Company's securities as a long-term investment. The Board does not expect that a public market will develop in the near future, if ever, and the Company's Operating Agreement does not require a liquidity event at a fixed time in the future.

The amount and source of distributions the Company may make to its Members is uncertain, and the Company may be unable to generate sufficient cash flows from its operations to make distributions to the Members at any time in the future.

The Company has not established a minimum distribution payment level, and the Company's ability to make distributions to its Members may be adversely affected by a number of factors, including the risk factors set forth herein. The Board will make determinations regarding distributions based upon, among other factors, the Company's financial performance, the Team's performance, debt service obligations, debt covenants, and capital expenditure requirements. As a result, the Company may not be able to make distributions to the Members at any time in the future, and the level of any distributions the Company does make to the Members may not increase or even be maintained over time.

The Company must comply with its USL Franchise Agreement and other league rules, which may change from time to time.

The Company is required to comply with the terms of a franchise agreement entered into with the United Soccer League, which grants the Company the right to operate the Team in the League, generally sets forth the relationship between the Team and the League, and permits the League to establish rules and regulations relating to the Team. These rules and regulations may change over time and require additional investment to remain in compliance. The USL Franchise Agreement is also for a definitive period of time and, while there are certain obligations of the League to enter into a new franchise agreement upon the conclusion of the initial term, there is no guarantee that the terms in any renewed franchise agreement will be the same as those included in the initial agreement.

We will likely experience growing pains.

If we are successful in implementing our business plan and expanding our business, neither of which can be assured, we will experience a period of significant growth that will place a significant strain upon our managerial, financial, and operational resources. If we are unable to manage our future growth effectively, our business, results of operations, and financial condition may suffer, our management will be less effective, and our revenues and development efforts may suffer.

We may be unable to adequately control the costs associated with our operations.

We may require significant capital to develop and grow our business, including developing and manufacturing our products and services and building our brand. We may incur significant expenses which will impact our profitability, including research and development expenses, sales and distribution expenses as we build our brand and market our products and services, and general and administrative expenses as we scale our operations. Our ability to become profitable will not only depend on our ability to successfully market our products and services, but also to control our costs. If we are unable to cost-efficiently market, sell, distribute, and service our products and services, our margins, profitability, and prospects would be materially and adversely affected.

If we are unable to establish and maintain confidence in our long-term business prospects among customers, analysts, and others within our industry, then our financial condition, operating results, and business prospects may suffer materially.

Fans of the Team may be less likely to purchase tickets and merchandise, and businesses will be less likely to purchase sponsorships, if they are not convinced that our business will succeed. Similarly, vendors and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain, and grow our business, we must maintain confidence among customers, vendors, analysts, and other parties with respect to our liquidity and long-term business prospects. Maintaining such confidence may be particularly complicated by certain factors, such as our limited operating history, others' unfamiliarity with the Team, competition, and uncertainty regarding the future of professional soccer and the overall marketplace. Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive or confidential data relating to our customers, vendors, and operations. These attacks may include sophisticated malware and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments, and results of operations.

We are subject to laws, regulations, and rules enacted by national, regional, and local governments. Compliance with, and monitoring of, applicable laws, regulations, and rules may be difficult, time-consuming, and costly, and may reduce the income and cash available for the Company to service its debt obligations. Those laws, regulations, and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments, and results of operations. The Company may not be successful in maintaining any necessary license, permit, or approval. We may also become subject to lawsuits, administrative proceedings, and claims that arise in the regular course of business, including claims by customers, suppliers, vendors, contractors, competitors, government agencies, members, or other parties. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award enforceable against us, could adversely affect our business and results of operations.

There is no assurance that insurance will cover all losses.

The Company expects to obtain insurance coverage of the type and in the amount customarily obtained by businesses similar to the Company. There are certain types of losses, however, generally of a catastrophic nature, resulting from, for example, floods and terrorist acts, that may be uninsurable or that may not be economically insurable. The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry. As a result, the Company may be unable to renew or duplicate its current insurance coverage in adequate amounts or at reasonable prices. The Company cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If the Company experiences a catastrophic loss, it could seriously disrupt the Company's operations, delay revenue, and result in large expenses.

We will likely need additional capital in the future.

While we believe the proceeds from the Company's financing activities will be sufficient to provide the Company with required capital for the short term, we anticipate that we will seek additional equity investment and/or debt financing to sustain the Company's planned growth within the near future. The timing and amount of the Company's future capital needs will depend on a number of factors, including, but not limited to, marketing costs, the amount of revenue from operations, the Company's future operating expenses and losses, and its required capital outlays. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company, if at all. If adequate funds are not available to the Company or are not available on acceptable terms, the Company's ability to fund its business plans and strategies would be significantly limited, which could have a material adverse effect on the business, results of operations, financial condition, and prospects of the Company.

There is significant risk associated with the Company's indemnification of affiliated parties.

The Company will be required to indemnify the members of the Board and certain other members of management, employees, and other agents of the Company for losses, costs, liabilities, and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the members. The indemnification obligation of the Company may be payable from the assets of the Company.

The Company may become highly leveraged and borrowings could subject the Company's operations to interest rate fluctuation risks.

Use of leverage will subject the Company to risks normally associated with debt financing, including the risk that the Company's indebtedness will not be available on favorable terms. In addition, if there is a shortfall between the cash flow from the Company's operations and the cash flow needed to service the indebtedness, then the Company may not be able to meet its outstanding debt requirements. Use of borrowed funds to leverage development and operation of the Company involves a high degree of financial risk and can exaggerate the effect of any increase or decrease in value. The Company cannot assure you that it will achieve the net revenues, net earnings, and cash flow from operations necessary to achieve sufficient liquidity or to service its debt obligations. The Company may need additional capital other than that raised by the Company in prior offerings. There is no guarantee that the Company would be able to identify and execute upon an outside source of financing on favorable terms or at all.

It is expected that prospective lenders to the Company would require the Company to enter into restrictive covenants relating to its operations.

As is common in commercial credit arrangements, it is expected that under any loan agreement entered into by the Company, the lender will impose restrictions on the Company that affect its distribution and operating policies and the Company's ability to incur additional debt and service its outstanding debt. The loan documents that the Company enters into will likely contain covenants that limit the Company's ability to make distributions, make payments under other outstanding debt, further mortgage its assets, discontinue insurance coverage, or possibly replace members of management of the Company. These and other limitations will limit the Company's flexibility and its ability to achieve its investment objectives. Failure to comply with such covenants could result in defaults that accelerate payment under its debt.

The real estate business is highly competitive, and the Company's real estate activities are subject to general and site-specific risks.

The Company may experience competition from other real estate investors having comparable investment objectives. Real estate historically has experienced significant fluctuations and cycles in value, and specific market conditions may result in reductions in the value of real property interests. The marketability and value of the Company's real property holdings will depend on many factors including, but not limited to, changes in general or local economic conditions, changes in supply of or demand for competing properties, an inability to secure sufficient financing on favorable terms, the promulgation and enforcement of governmental regulations relating to land-use and zoning restrictions, environmental protection, and occupational safety, changes in real estate property tax rates, and various uninsured or uninsurable risks. The Company's business is subject to risks inherent to the ownership and operation of real estate, including, without limitation, risks associated with the general economic climate, declining job growth, unemployment rates, local real estate conditions, the market for commercial real estate, fluctuations in interest rates, and governmental rules, regulations, and fiscal policies.

The Company is pursuing the development of the proposed New Stadium Project. The New Stadium Project is a large-scale development undertaking that involves significant capital expenditures, complex construction activities, and numerous regulatory approvals. There can be no assurance that the New Stadium Project will be completed on time, within budget, or at all. The success of the New Stadium Project depends on many factors outside the Company's control, including general economic conditions, the availability of financing, construction timelines, governmental approvals, and market demand. If the New Stadium Project is delayed, experiences significant cost overruns, or fails to generate the anticipated revenues, the Company's business, financial condition, and results of operations could be materially and adversely affected.

The Company's proposed New Stadium Project involves significant construction risks.

The proceeds from the Company's recent and future financing activities are intended to be used, in part, for costs and expenses incurred in connection with the acquisition, construction, management, and operation of the New Stadium Project. However, there can be no assurance that such proceeds will be sufficient to fund the New Stadium Project through completion. The Company may need to seek additional equity investment or debt financing to sustain planned development, and the timing and amount of future capital needs will depend on marketing costs, revenue from operations, future operating expenses, and required capital outlays. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company. If adequate funds are not available, the Company's ability to fund the New Stadium Project would be significantly limited, which could have a material adverse effect on its business, results of operations, financial condition, and prospects.

The Company intends to hire a reputable third-party construction manager to deliver the stadium facility. The construction manager will serve in a pre-construction management role until a gross maximum price contract is executed, then as general contractor. The Company will compensate the construction manager with a market rate fee, and such fees will be included in construction costs. The construction manager will be responsible for all construction insurance and safety measures during construction and will be required to provide completion guarantees and payment and performance bonds. However, there can be no assurance that the construction manager will perform as expected, that costs will not exceed the gross maximum price, or that construction will be completed on schedule. Delays, contractor disputes, labor shortages, supply chain disruptions, or defective workmanship could materially increase costs and delay the opening of the stadium, which could adversely affect the Company's financial condition and results of operations.

Any person or entity that performs labor or supplies materials to the New Stadium Project may have a lien against the New Stadium Project securing any amounts owed under applicable state law. Such persons or entities could place a construction lien upon the New Stadium Project claiming they were not fully compensated for such labor or materials. It is possible that the holder of such a construction lien could commence a foreclosure action upon the New Stadium Project and force its sale. The proceeds of such a sale would be distributed to the holder of the construction lien and other junior lienholders, in order of priority, before being distributed to the Company, which could remain personally liable for any senior liens. A construction lien foreclosure could result in a material loss to the Company and its investors.

The New Stadium Project will be required to comply with the Americans with Disabilities Act (the "*ADA*"), subject to the local municipality's interpretation of the ADA and its ordinances and practices with respect to ADA compliance. The ADA requires that "public accommodations" be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants, or both. The Company may be required to expend additional unbudgeted funds if the New Stadium Project does not properly and fully comply with the provisions of the ADA, which could adversely affect the Company's ability to make distributions to its members.

The Company may be unable to maintain all required governmental licenses and permits for the New Stadium Project. The Company may not be successful in maintaining any necessary licenses, permits, or approvals for the construction and operation of the stadium and the surrounding business district, and could become subject to civil or criminal penalties for operating without such required licenses, permits, or approvals. These costs may be substantial and may materially impair the value of the Company's securities and the Company's prospects, business, financial condition, and results of operations.

The New Stadium Project's actual financial costs and results may vary significantly from the Company's expectations. The financial projections for the New Stadium Project reflect numerous assumptions concerning acquisition costs, anticipated future costs, performance, and prevailing market and economic conditions that are beyond the Company's control and may not materialize. Actual results may vary significantly from those contemplated. The Company is unable to guarantee that the aggregate value of the Company and the New Stadium Project will increase or remain stable over time. Due to various factors, many of which are beyond the control of the Company, the amount realized upon any future sale or refinancing of the New Stadium Project may be less than the amount of funds invested. Investors should be prepared to sustain such a loss.

Due diligence on the New Stadium Project may not reveal all conditions that could decrease the value of an investment. Regardless of the thoroughness of the due diligence process, not all circumstances affecting the value of the New Stadium Project can be ascertained. If the due diligence materials are inaccurate, if the Company does not sufficiently investigate matters brought to its attention, or if the due diligence process fails to detect material facts that impact value, the Company may acquire or develop the New Stadium Project subject to conditions which may result in significant losses, or may overpay for the New Stadium Project, either of which would cause the value of an investment in the Company to suffer.

The success of the New Stadium Project is closely tied to the performance and popularity of the Team. A significant component of the Company's operations correlates to the quality of players attached to the Team. The Team will likely perform better, and the New Stadium Project will likely be more successful, if the Team is comprised of high-quality players. If the Team performs well, this will likely result in more revenue for the Company stemming from ticket sales, merchandise, and additional sponsorships, which will in turn drive traffic to the New Stadium Project and its surrounding businesses. Conversely, poor team performance, player injuries, or declining fan interest could reduce traffic to the New Stadium Project and adversely affect the Company's ability to generate sufficient revenue to service its debt obligations and achieve its business objectives related to the New Stadium Project.

The Company faces risks associated with environmental regulation and related lawsuits.

The Company could face substantial risk of loss from environmental claims based on environmental problems associated with its real property. Environmental laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the presence, use, storage, treatment, transportation, and disposal of solid hazardous materials, the remediation of contaminated property, and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault. If the Company is subject to any material environmental liabilities, such liabilities could adversely affect the results of operations of the Company, the Company's ability to meet its financial obligations, or the value of its real property interests.

Natural disasters present a risk to the Company.

The Company's operations are based in Detroit, Michigan, which may have increased risk of natural disasters for the areas where the Company's properties are located. Such natural disasters could cause structural damage to or destroy the Company's properties. The Company may not obtain sufficient insurance to cover loss of its properties unless required by a lender. It is possible that any such insurance, if obtained, will not be sufficient to pay for damage to the Company's properties. Uninsured losses will put the Company at risk for increased liability. Insurance against certain risks, such as earthquakes, floods, and terrorism, may be unavailable or available at commercially unreasonable rates or in amounts that are less than the full market value or replacement cost of the Company's properties. The Company or its affiliates may be liable for any uninsured or underinsured personal injury, death, or property damage claims.

Risks Related to Regulation Crowdfunding and the Securities

The SEC does not pass upon the merits of any securities offered or the terms of the 2021 Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the SEC's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it is related to the 2021 Offering.

Neither the 2021 Offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the 2021 Offering, the Company, or any of the securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the 2021 Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on the securities offered in the 2021 Offering and the Company is not required to pay cash distributions to its investors.

No assurance can be given that investors will realize a substantial return on investment, or any return at all, or that investors will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read all disclosure materials in connection with the 2021 Offering, this Form C-AR in its entirety, and all exhibits attached hereto. The Company is not required to, and there is no guarantee that the Company will pay cash distributions on the securities in any year or at all. Investors may be required to hold their investment indefinitely without receiving any cash distributions.

Investors will have limited opportunities for exit.

Investors have very limited opportunities for exit, it is unlikely that there will ever be substantial secondary market trading in the Company's securities, and investors' ability to sell their securities are further limited by significant transfer restrictions under applicable securities laws and the terms of the subscription agreement submitted in connection with the 2021 Offering.

INDEBTEDNESS

The Company has the following debt outstanding as of December 31, 2025:

Type of debt	Private loans
Name of creditor	Individual lenders – 10 total
General Ledger Account Balance (as of 12/31/2025)	Approximately $14.4 million
Interest rate	The interest rates for outstanding loans range from 2% to 15%, with most loans carrying an interest rate of approximately 6%
Amortization schedule	Initiated in 2019, 5.5 year term with 6 month initial interest only
Describe any collateral or security	Most loans are unsecured, while a few are secured by an interest in the Company's stadium property or a continuing security interest in the Company's assets and property
Maturity date	Most loans mature in 2029, with the earliest maturity date in November 2028
Other material terms	None

Type of debt	SBA EIDL Loan
Name of creditor	SBA U.S. Treasury
Amount outstanding (as of 12/31/2025)	$481,573
Interest rate	3.75% interest
Amortization schedule	Initiated May 20, 2020, 30-year term
Describe any collateral or security	The loan is secured by all of the Company's tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted

	collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	May 20, 2050
Other material terms	None

The total amount of outstanding debt of the Company as of December 31, 2025 was approximately $14,904,000.

PAST EXEMPT OFFERINGS OF THE COMPANY

Below is a description of the exempt offerings conducted by the Company during the past three years as of December 31, 2025.

No.	Security Type	Amount of Offering Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offerings
1	Convertible Notes	$12,500,000	New Stadium Project	November 1, 2023	Section 4(a)(2) of the Securities Act
2	Equity; Warrants	$1,100,000	general working capital and growth	February 20, 2025	Rule 506(b) of Regulation D under the Securities Act
3	Equity	$10,000,000	general working capital and growth	April 30, 2025	Section 4(a)(2) of the Securities Act
4	Equity	$15,000,000	New Stadium Project; general working capital and growth	June 4, 2025	Rule 506(b) of Regulation D under the Securities Act
5	Equity; Warrants	$2,550,000	New Stadium Project; general working capital and growth	June 30, 2025	Section 4(a)(2) of the Securities Act
6	Equity; Warrants	$1,850,000	New Stadium Project; general working capital and growth	November 28, 2025	Section 4(a)(2) of the Securities Act

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as (i) any manager or officer of the Company; (ii) any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) any promoter of the Company; and (iv) any immediate family member of any of the foregoing persons.

On April 30, 2025, the Company entered into that certain Membership Interest Purchase Agreement with H Block, through which H Block purchased Class A Membership Units with the total purchase price of $10,000,000 (the "***H Block Transaction***").

On June 30, 2025, the Company entered into that certain Securities Purchase Agreement with Corktown, through which Corktown purchased Class A Membership Units for a total purchase price of $2,550,000 and received warrants to purchase additional Class A Membership Units (the "***June Corktown Transaction***").

On November 28, 2025, the Company entered into that certain Securities Purchase Agreement with Corktown, through which Corktown purchased Class A Membership Units for a total purchase price of $1,850,000 and received additional warrants (the "***November Corktown Transaction***," and together with the June Corktown Transaction, the "***Corktown Transactions***").

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

FINANCIAL INFORMATION

Please see the summary financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Historical Results of Operations

Since the conclusion of the Regulation CF offering, the Company has continued to grow with the move to the USL in the 2025 season. The Company now operates under greater minimum standards established by the league as well as a higher level of professionalism on and off the field across the organization with new hires among the front office and technical staff.

During 2025, the Company continued to invest in land acquisition and construction in progress related to the New Stadium Project. As of December 31, 2024, the Company held $16,536,529 in land and $1,677,375 in construction in progress. The Company estimates the total cost to complete the stadium, parking, housing, and retail development projects to be approximately $203,870,000. The Company funded these investments primarily through proceeds from the Dwan Investment Transaction (as defined below), H Block Transaction, the Corktown Transactions, and general working capital.

The Company's historical results of operations for the fiscal year ended December 31, 2025 are not representative of what investors should expect in the future because it reflects significant capital expenditures with respect to the New Stadium Project and does not take into account the projected changes to the Company's revenue, cost structure, and other material changes to the Company's liquidity, results of operations, and financial condition following the completion of the New Stadium Project.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash from operations and proceeds from debt and equity financings.

On February 18, 2025, the Company entered into that certain Securities Purchase Agreement with Dwan Investments LLC ("***Dwan Investments***"), through which Dwan Investments purchased Class B Membership Units for a total purchase price of $1,100,000 and received certain warrants to purchase additional Class B Membership Units (the "***Dwan Investments Transaction***").

On or about June 4, 2025, the Company offered to sell up to $15,000,000 of securities through a private offering pursuant to the exemption in Rule 506(b) of Regulation D.

The Company also raised funds through the H Block Transaction and Corktown Transactions as discussed in the "Related Person Transactions" section.

The Company has the following sources of capital in addition to the proceeds set forth above: SBA Loan.

Material Changes, Trends, and Uncertainties

The Company anticipates material changes to its financial statements, cash flow, and operations following the completion of the New Stadium Project. For more information about material changes, trends, and uncertainties related to the Company's business, please refer to the "Risk Factors" section of this Form C-AR. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any investor during the one-year holding period beginning when the securities were issued, unless such securities were transferred: (i) to the Company; (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

COMPLIANCE WITH REPORTING OBLIGATIONS

The Company filed late Form C-ARs for the fiscal years ended December 31, 2021, December 31, 2023, and December 31, 2024, but otherwise has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DCFC HOLDINGS, LLC

By:/s/ Sean Mann

Sean Mann, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated. Mr. Mann, Mr. Kropp, Mr. Wright, and Mr. Dwaihy comprise a majority of the members of the Board.

Name and Signature	Title	Date
/s/ Sean Mann Sean Mann	Chief Executive Officer & Manager	April 30, 2026
/s/ Todd Kropp Todd Kropp	Chief Operating Officer & Manager	April 30, 2026
/s/ Alexander Wright Alexander Wright	Chief Creative Officer & Manager	April 30, 2026
/s/ David Dwaihy David Dwaihy	Chief of Soccer Development & Manager	April 30, 2026

CERTIFICATION

I, Sean Mann, being the principal executive officer of the Company, hereby certify as of the date hereof that the consolidated financial statements of the Company included in this Form C-AR are true and complete in all material respects.

/s/ Sean Mann
(Signature)

Sean Mann
(Name)

Chief Executive Officer
(Title)

April 30, 2026
(Date)

EXHIBITS

Exhibit A

Financial Statements

DCFC HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Balance Sheet
As at December 31, 2025
Preliminary and unaudited

ASSETS

Current assets

Cash and cash equivalents	$	7,243,531
Accounts receivable, net of allowance of approximately $17,000		809,151
Inventory		400,929
Prepaid expenses		398,485
Total current assets	**$**	**8,852,097**
Net property and equipment	$	16,792,163
Net capital WIP (including capitalized interest)		6,422,235
Net operating lease right-of-use assets		448,564
Notes receivable		248,288
Net intangible assets		3,283,309
Total assets	**$**	**36,046,656**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities

Accounts payable & accrued expenses	$	1,688,698
Deferred revenue		1,044,259
Current portion of operating lease obligations		150,164
Total current liabilities	**$**	**2,883,121**
Debt	$	14,904,957
Contingent liabilitly		2,000,000
Operating lease obligations, net of current portion		298,400
Total liabilities	**$**	**20,086,478**
Member's equity	**$**	**15,960,178**
Total liabilities and equity	**$**	**36,046,656**

DCFC HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statement of Operations
For the year ended December 31, 2025
Preliminary and unaudited

Revenue		
Sponsorships	$	2,580,578
Ticketing & parking		1,816,454
Merchandise		1,021,006
Food & beverage		163,461
Other income		155,526
	$	5,737,025
Cost of sales		1,433,486
Gross profit	$	**4,303,539**
Operating expenses		
Team Salaries & Benefit	$	2,100,289
Front Office Salaries & Benefits		3,195,454
Team Training & Equipment		358,634
Team Travel		595,067
Game Day Expenses		773,889
General & administrative		687,579
Repairs & maintenance		38,263
Marketing, media & broadcast		824,144
League fees		308,931
Depreciation & amortization		233,373
Professional fees		376,689
Other program costs		52,977
	$	9,545,290
Operating loss	$	**(5,241,751)**
Other income/(expense)		(78,408)
Net loss	$	**(5,320,159)**

DCFC Holdings, LLC and Subsidiaries



Year Ended December 31, 2024

Consolidated Financial Statements and Supplementary Information



DCFC HOLDINGS, LLC AND SUBSIDIARIES

Table of Contents

	Page
Independent Auditors' Report	1
Consolidated Financial Statements for the Year Ended December 31, 2024	
Consolidated Balance Sheet	4
Consolidated Statement of Operations (Unaudited)	5
Consolidated Statement of Members' Deficit (Unaudited)	6
Consolidated Statement of Cash Flows (Unaudited)	7
Notes to Consolidated Financial Statements	8
Supplementary Information for the Year Ended December 31, 2024	19
Schedule of Cost of Sales	20
Schedule of Operating Expenses	21





INDEPENDENT AUDITORS' REPORT

May 30, 2025

Board of Directors and Members
DCFC Holdings, LLC and Subsidiaries
Hamtramck, MI

Opinion on the Consolidated Balance Sheet

We have audited the accompanying consolidated balance sheet of ***DCFC Holdings, LLC and Subsidiaries*** (the "Company") as of December 31, 2024, and the notes to this consolidated financial statement. In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of DCFC Holdings, LLC and Subsidiaries as of December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion on the Consolidated Balance Sheet

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Balance Sheet section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our Association with the Consolidated Statements of Operations, Members' Deficit, and Cash Flows

We were not engaged to, and did not audit, review, or compile the consolidated statements of operations, members' deficit, and cash flows. Accordingly, we do not express an opinion or any form of assurance on them.

Responsibilities of Management for the Consolidated Balance Sheet

Management is responsible for the preparation and fair presentation of the consolidated balance sheet in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated balance sheet that is free from material misstatement, whether due to fraud or error.

1500 W Big Beaver, 2nd Floor, Troy, MI 48084 248.952.5000

In preparing the consolidated balance sheet, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated balance sheet is available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Balance Sheet

Our objectives are to obtain reasonable assurance about whether the consolidated balance sheet is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated balance sheet.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated balance sheet, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated balance sheet.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated balance sheet.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated balance sheet as a whole. The accompanying consolidated schedules of cost of goods sold and operating expenses, which are the responsibility of management, are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. The supplementary information has not been subjected to the auditing procedures applied in our audit of the basic consolidated balance sheet and, accordingly, we do not express an opinion nor provide any assurance on it.

Rehmann Robson LLC

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheet
December 31, 2024

ASSETS

Current assets

Cash and cash equivalents	$	661,496
Restricted cash		625,000
Accounts receivable, less allowance for credit losses of approximately $109,000		219,740
Inventory		295,068
Prepaid expenses		272,659
Total current assets		**2,073,963**
Net property and equipment		18,343,360
Net operating lease right-of-use assets		401,679
Net intangible assets		3,463,309
Total assets	**$**	**24,282,311**

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities

Accrued expenses	$	2,667,676
Deferred revenue		633,380
Current portion of long-term debt		7,517,990
Current portion of operating lease obligations		125,335
Total current liabilities		**10,944,381**
Long-term debt, net of current portion		13,562,991
Operating lease obligations, net of current portion		276,344
Total liabilities		**24,783,716**
Members' deficit		(501,405)
Total liabilities and members' deficit	**$**	**24,282,311**

The accompanying notes are an integral part of this consolidated financial statement.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

■ Consolidated Statement of Operations (Unaudited)
Year Ended December 31, 2024

Revenue		
Sponsorships	$	1,593,962
Ticketing and parking		2,246,220
Merchandise		1,158,070
Concession fees		182,373
Other		223,036
Total revenue		**5,403,661**
Cost of sales		1,116,721
Gross profit		**4,286,940**
Operating expenses		7,500,075
Operating loss		**(3,213,135)**
Other expense		587
Net loss	$	**(3,212,548)**

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statement of Members' Deficit (Unaudited)

Balances, January 1, 2024	$	2,711,143
Net loss		(3,212,548)
Balances, December 31, 2024	$	(501,405)

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)
Year Ended December 31, 2024

Cash flows from operating activities	
Net loss	$ (3,212,548)
Adjustments to reconcile net loss to net	
cash from operating activities	
Credit losses	109,366
Depreciation	147,093
Non-cash lease expense	129,082
Amortization of intangible assets	494,178
Changes in operating assets and liabilities	
which (used) provided cash	
Accounts receivable	(239,102)
Inventory	33,780
Prepaid expenses	(247,358)
Accrued expenses	342,664
Deferred revenue	213,556
Operating lease obligations	(129,082)
Net change in cash from operating activities	**(2,358,371)**
Cash flows from investing activities	
Purchases and construction of property and equipment	(5,336,501)
Cash flows from financing activities	
Proceeds from issuance of notes payable	8,458,820
Repayments of notes payable	(1,098,286)
Net change in cash from financing activities	**7,360,534**
Net change in cash and cash equivalents	**(334,338)**
Cash and cash equivalents, beginning of year	1,620,834
Cash and cash equivalents, end of year	**$ 1,286,496**

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Basis of Presentation

DCFC Holdings, LLC ("DCFC"), a Michigan Partnership, is a live sports and entertainment business engaged in soccer sporting and entertainment events. The Company plays and entertains both at home in Detroit, Michigan, and nationwide.

Detroit City Football Club, LLC ("Club"), a Michigan Partnership, is a wholly owned subsidiary of DCFC. This entity and its operations comprise the USL Men's and Women's sports teams and the league-affiliated youth team operations. Seven youth teams operate in various locations around the metro Detroit area.

402310 Holdings ("402310"), a Michigan Partnership, was formed in January 2024 and is a wholly owned subsidiary of DCFC. This entity currently operates as a holding company for land purchased for future development of the team stadium.

Standish ("Standish"), a Michigan Partnership, was formed in June 2024 and is a wholly owned subsidiary of DCFC. This entity was intended to operate as a holding company for land purchased for future development of the team stadium.

Detroit City Futbol League, LLC ("League"), a Michigan Partnership, is a wholly owned subsidiary of DCFC. This entity and its operations comprise the recreational adult coed soccer leagues.

Basis of Presentation

These consolidated financial statements include the accounts of DCFC and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting principles generally accepted in the United States of America ("GAAP") permit the Company to elect, when certain conditions exist, not to apply variable interest entity ("VIE") guidance to an entity operating under common control with the Company. Management has determined that these conditions were met by the Company and, as a result, the Company has elected not to apply the VIE guidance to Detroit City Trademark Holding Co., LLC, Detroit City Sporting Coalition, Detroit City Clubhouse, LLC, and Detroit City Fieldhouse, LLC, entities affiliated through common control.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and deposits in money market funds with original maturities when purchased of less than three months. The Company has not experienced any credit losses and does not believe it is exposed to any significant credit loss on these funds. The Company maintains its deposits in amounts which, at times, may exceed federally insured limits, in one local financial institution. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits.

Restricted Cash

Certain franchise agreements stipulate that funds must be placed into a separate bank account maintained by the Company and that the Company may not withdraw funds from the account, except to fulfill program-specific requirements. Accordingly, such amounts are considered restricted cash by the Company and classified as a current asset.

Revenue from Contracts with Customers

The Company generates revenue from variety of products and services. The Company does not include sales or other taxes in the transaction price and therefore, does not recognize these amounts as revenue. The Company does not have significant refunds on product returns. Some of the Company's contracts contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations if they are distinct. The transaction price is allocated to the separate performance obligations based on the relative stand alone selling prices.

Sponsorship Income

The performance obligations included in sponsorship agreements vary and may include various advertising benefits such as signage at the Company's facilities, digital advertising, event-specific advertising, and non-advertising benefits such as event tickets. Revenue is recognized ratably over the contract period.

Ticket Revenue

The Company's sports teams derive event-related revenue primarily from ticket sales, which are recognized at the point in time the related games occur. Suite license arrangements are generally one-year fixed fee agreements, with payment terms varying by contract and year. The Company's performance obligation under these arrangements is to provide the licensee with access to the suite during events. The suite license fees for all years during the license term are aggregated, and revenue is recognized proportionately over the license period as the Company satisfies the related performance obligations. Ticket revenue in 2024 disaggregated by point in time and over time recognition was $1,770,186 and $476,034, respectively.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Merchandise and Concession Fees

The Company earns revenues from the sale of merchandise and concession fees charged to an entity, related through common ownership. The majority of the Company's merchandise revenues, and concession fee revenues, are generated through on-site sales during live event performances at each home game. Additionally, the Company generates revenues from the sale of merchandise through online sales. Revenue from online sales is recognized at the point in time when the merchandise is shipped.

Youth Club Fees

The Company has arrangements with multiple performance obligations. The performance obligations in youth club agreements vary and may include various benefits such as the use of the Company logo, use of practice facilities and the stadium, fundraising events during agreed-upon games, as well as non-advertising benefits such as event tickets over a specified period of time. Revenue from these fees is recognized ratably over the contract period.

Accounts Receivable and Contract Liabilities

The timing of revenue recognition, billings and cash collections results in accounts receivable and deferred revenue (contract liabilities) on the consolidated balance sheet. Accounts receivable are customer obligations due under normal trade terms generally requiring payment within 30 to 60 days from the invoice date. No collateral or other security is required to support accounts receivable, which are stated at the amounts billed and due from customers less an allowance for expected credit losses. None of the Company's contracts have a significant financing component. Management estimates an allowance for expected credit losses based on the amount it expects to collect from customers, and the length of time the receivables have been outstanding, historical collection experience, current market conditions and forecasted economic and business environments. Amounts that are deemed to be uncollectible are written off against the allowance for credit losses. The expense associated with the allowance for credit losses of $109,366 for the year ended December 31, 2024, is recognized in operating expenses.

Amounts collected in advance of the Company's satisfaction of the performance obligations are recorded as a contract liability within deferred revenue and are recognized as revenue when earned.

Accounts receivable and contract liabilities from contracts with customers were as follows for the year ended December 31, 2024:

Accounts receivable, beginning of the year	$	90,004
Accounts receivable, end of the year	$	219,740
Deferred revenue, beginning of the year	$	419,824
Deferred revenue, end of the year	$	633,380

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Inventory

Inventory is stated at the lower of cost, determined using the first-in, first-out method ("FIFO"), or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets, which generally range from three to nine years, depending on the type of property. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.

Interest incurred on debt acquired for the purpose of financing construction of the stadium has been capitalized. Capitalized interest was $1,027,964 in 2024. See Note 8.

Leases

The Company determines if an arrangement is a lease at inception and considers classification of leases as operating or finance.

Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses the risk free rate based on the information available at commencement date in determining the present value of future payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable rent payments related to operating leases are expensed as incurred.

The Company has elected to exclude short-term leases from the recognition requirements of Accounting Standards Codification ("ASC") 842, *Leases.* A lease is short-term if, at the commencement date, it has a term of less than or equal to one year. Lease expense related to short-term leases is recognized on a straight-line basis over the lease term.

The Company has elected the practical expedient for private companies in the lease standard to use the written terms and conditions of related party arrangements between entities under common control to determine whether an arrangement contains a lease and how the lease is classified.

Management reviews these ROU assets for impairment whenever events or circumstances indicate that their carrying values may not be fully recoverable.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible Assets

Intangible assets relate the Company's franchise agreement with the United Soccer League (USL). This agreement grants the right to operate a professional soccer team within the USL, including access to league resources, marketing support, and participation in league competitions. The agreement also provides the franchise with exclusive rights to use USL trademarks, logos, and proprietary systems, enhancing the team's brand and operational capabilities. The initial cost of the franchise agreement is capitalized and amortized over its estimated useful life of 10 years.

The useful life of the franchise agreement is determined based on the contractual terms and the expected period during which the asset will generate economic benefits. Amortization is calculated on a straight-line basis over the useful life of the asset. The carrying amount of the franchise agreement is reviewed annually for impairment.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code whereby federal taxable income, as well as tax credits, are passed directly to the members for inclusion in their income tax returns. Therefore, income taxes are not provided in these consolidated financial statements.

Advertising Expenses

The costs of advertising and product promotion, which are expensed as incurred, were approximately $174,000 in 2024.

2. PROPERTY AND EQUIPMENT

Net property and equipment consist of the following at December 31, 2024:

Property and equipment	
Land	$ 16,536,529
Leasehold improvements	802,908
Construction in progress	1,677,375
Total	19,016,812
Less accumulated depreciation	673,452
Net property and equipment	**$ 18,343,360**

Depreciation expense was $147,093 in 2024.

Construction in progress represents the Company's stadium, parking, housing, and retail development projects. Management estimates the cost to complete these projects is approximately $185,000,000.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. INTANGIBLE ASSETS

Net intangible assets consists of the following at December 31, 2024:

Franchise fees	$	5,000,000
Less accumulated amortization		1,536,691
Net intangible assets	**$**	**3,463,309**

Amortization expense for 2024 was approximately $494,000.

Estimated annual amortization expense for each of the five years succeeding December 31, 2024, and thereafter, is summarized as follows:

Year	Amount	
2025	$	494,178
2026		494,178
2027		494,178
2028		494,178
2029		494,178
Thereafter		992,419
Total	**$**	**3,463,309**

4. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2024:

USL franchise accrual*	$	2,000,000
Payroll and payroll taxes		88,514
Vendor accruals		54,821
Other		524,341
Total	**$**	**2,667,676**

*Accrued expense for unmet commitment resulting in a contingent liability payable to the USL. USL has not relieved the Company of this obligation as of December 31, 2024.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5. RELATED PARTY TRANSACTIONS

The Company has a liquor license agreement with an entity, related through common ownership, granting the entity exclusive rights to sell beverages at each home game. In return, the entity pays a set amount per game to the Company for these exclusive rights and access. Total concession-related consideration received from this related party for 2024 amounted to approximately $182,000.

The Company has a shared services agreement under which it receives consideration for a portion of employee salaries paid by the Company on behalf of three related parties under common ownership. Total consideration received from these related parties for these shared services for 2024 amounted to $385,014 and is reported as a reduction of expense.

During 2024, the Company purchased meals from a related party under common ownership. Total purchases from the related party during 2024 amounted to $112,275.

The Company has a sublease agreement with a related party under common ownership. Sublease rental expenses paid for 2024 amounted to $110,675.

The Company entered into a licensing agreement with a related party under common ownership for the use of certain trademarks and logos. The agreement requires the Company to pay a 3% royalty on all merchandise revenue earned and a 50% royalty on all sublicensing revenue. Total royalty expense for 2024 amounted to approximately $34,000.

6. LONG-TERM DEBT

During 2024 and 2023, the Company issued convertible notes payable to investors for various amounts. These notes bear an interest rate of 6% and have maturity dates ranging from November 2028 to December 2029. Each note is secured by an interest in the property but is subordinate to all other financing. Each note holder has the option to settle the notes in cash or to convert the outstanding principal balance of the note and accrued and unpaid interest into Class B Units in the Company at a conversion price of $308.82 per unit. As a result, these notes are classified as debt on the Company's consolidated balance sheet.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-term Debt

Long-term debt including interest consists of the following obligations at December 31, 2024:

Various unsecured convertible notes payable due in 2028 and 2029 which carry interest rates of 6%.	$ 12,240,072
Secured note payable with a principal balance of $7,055,000. As of December 31, 2024, the note was in forbearance (See Note 10).	6,440,810
Secured note payable with an original principal balance of $1,000,000, accruing interest at 12%. A lump sum payment of all principal and interest is due on October 1, 2025.	1,002,000
Land contract with an original principal balance of $700,000, due in monthly installments of $3,000, including interest at 5%. A final balloon payment of all remaining principal and interest is due upon maturity on November 22, 2026.	702,917
Note payable with an original principal balance of $200,000, due in monthly installments of $500, including interest at 2%. A final balloon payment of all remaining principal and interest is due upon maturity on May 1, 2026.	198,726
SBA Small Business Administration Economic Injury Disaster Loan ("EIDL") loan with a principal balance of $500,000, with monthly installments of $2,515, including interest at 3.75%, due through May 21, 2050.	496,456
Total long-term debt	21,080,981
Less current portion	7,517,990
Long-term debt, net of current portion	**$ 13,562,991**

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Scheduled annual principal and interest maturities of long-term debt for each of the five years succeeding December 31, 2024 and thereafter, are summarized as follows:

Year	Amount
2025	$ 7,517,990
2026	886,823
2027	30,180
2028	30,180
2029	12,270,252
Thereafter	345,556
Total	**$ 21,080,981**

Interest expense capitalized and included in construction in progress amounts to approximately $910,000 in 2024.

7. LEASES

The Company leases its facilities from both third parties and related parties.

The following table summarizes the composition of related party net lease cost during the year ended December 31, 2024:

Operating lease cost	$ 143,453
Variable lease cost	31,513
Short-term lease cost	125,419
Sublease income	(12,575)
Total lease cost	**$ 287,810**

The Company recognized related-party operating lease expenses of approximately $111,000 during 2024.

The following table summarizes other information related to the Company's leases during the year ended December 31, 2024:

Cash paid for amounts included in the measurement of lease obligations	
Operating cash flows from operating leases	$ 143,453
Right-of-use assets obtained in exchange for new operating lease obligations	$ 530,761
Weighted-average remaining lease term - operating leases (months)	38
Weighted-average discount rate - operating leases	4.1%

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents a maturity analysis summary of the Company's operating lease obligations recorded on the consolidated balance sheet at December 31, 2024:

Year	Operating Leases
2025	$ 138,837
2026	134,825
2027	134,842
2028	18,490
Total lease payments	426,994
Less interest	(25,315)
Total lease obligations	401,679
Less current portion	125,335
Long-term lease obligations	**$ 276,344**

8. SUPPLEMENTAL CASH FLOWS INFORMATION

Non-Cash Investing and Financing Activities

The Company is financing the construction of it's stadium through the issuance of notes payable. Interest incurred during the construction period is capitalized to the stadium asset. At December 31, 2024, this interest is accrued as a component of the notes payable.

The Company financed the purchase of land through direct financing arrangements in 2024. The total amount of land purchases paid directly to the seller by the lender was $11,750,000.

9. COMMITMENTS AND CONTINGENCIES

USL Franchise Agreement

On November 21, 2021, the Company entered into a franchise agreement with USL Championship. The agreement includes various turnstile commitments and offers a 10-year renewal term.

As of December 31, 2024, contingent contractual obligations amounted to $2,500,000, due on or before March 1, 2027. These obligations may be waived if certain criteria within the agreement are met. As of December 31, 2024, $2,000,000 has been accrued for an obligation that is not expected to be met.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10. SUBSEQUENT EVENTS

In preparing these consolidated financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to the most recent consolidated balance sheet presented herein, through the date these consolidated financial statements were available to be issued.

Equity Financing

As of February 18, 2025, the Company has executed a securities purchase agreement in connection with a private placement offering. This agreement involves the sale of $1,100,000 in Class B membership units of the Company, along with three warrants for an additional option to purchase $2,500,000 in total membership units.

As of March 12, 2025, the Company has executed a securities purchase agreement in connection with a private placement offering. This agreement involves the sale of $10,000,000 in Class B membership units of the Company, along with three warrants for an additional option to purchase $2,500,000 in total membership units.

As of March 12, 2025, the Company has executed a membership interest purchase agreement in connection with a private placement offering. This agreement involves the sale of $10,000,000 in Class A membership units of the Company.

Debt

As of January 22, 2025, borrowings in the form of a convertible promissory note were made in the amount of $250,000. Principal and interest in the amount of 6% are due on January 22, 2030.

The Company had a secured note payable with a principal balance of $7,055,000 at December 31, 2024, which was in forbearance at that time. On May 7, 2025, the lender executed a conditional settlement and termination of the note subject to the payment of all remaining outstanding principal, interest, and fees, totaling $6,123,017 as of the date of the agreement. Final payment is due to the lender on May 31, 2025.

■ ■ ■ ■ ■

SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2024

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Schedule of Cost of Sales

Year Ended December 31, 2024

Merchandise and supplies	$	797,401
Tickets		244,861
Sponsorships		68,903
Concessions		5,556
Total cost of sales	**$**	**1,116,721**

See independent auditors' report.

DCFC HOLDINGS, LLC AND SUBSIDIARIES

Schedule of Operating Expenses
Year Ended December 31, 2024

Team salaries and benefits	$	1,461,097
Front office salaries and benefits		2,245,876
Team training and equipment		146,533
Team travel		766,080
Game day expenses		418,329
General and administrative		753,090
Repairs and maintenance		38,938
Marketing, media, and broadcast		582,279
League fees		411,640
Depreciation and amortization		641,271
Other program costs		34,942
Total operating expenses	**$**	**7,500,075**

See independent auditors' report.